Issuer Free Writing Prospectus dated February 26, 2026

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Prospectus dated February 26, 2026 to the

Prospectus Dated November 8, 2024

Registration Statement No. 333-282706

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

The information in this Offering Document relates only to the Offering (as defined below) and should be read together with (i) the prospectus supplement dated February 26, 2026 relating to the Offering (the “Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated November 8, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), Registration No. 333-282706.

Amended and Restated Offering Document

under the Listed Issuer Financing Exemption

February 26, 2026

Vista Gold Corp.

(the “Company” or “Vista”)

Summary of Offering

What are we offering?

Securities:

The Company will offer (the “Offering”) 15,600,000 common shares of the Company (the “Common Shares”) in Canada and the United States.

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders of the Company and at any meetings of shareholders to one vote for each Common Share held, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Offering Price:	$2.50 per Common Share.
Offering Amount:

$39,000,000 (or $44,850,000 if the Underwriters' Option (as defined below) is exercised in full).

For greater certainty, the total amount of the Offering made under the LIFE Exemption will not exceed the amount permitted pursuant to the LIFE Exemption and the Order (each as defined below).

Underwriters’ Option	The Company has granted the Underwriters (as defined below) an option, exercisable in full or in part up to 30 days after the Closing Date (as defined below), to offer for sale up to an additional 15%, or 2,340,000, of the number of Common Shares issued pursuant to the Offering at a price equal to the Offering Price, to cover over-allotments, if any, and for market stabilization purposes (the “Underwriters’ Option”).
Offering:

The Offering is being made pursuant to an underwriting agreement to be entered into among the Company and CIBC World Markets Inc., as sole bookrunner (the “Sole Bookrunner”), and BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC, Raymond James Ltd. and Tamesis Partners LLP (together with the Sole Bookrunner, the “Underwriters”) on or before the Closing Date.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), the Offering is being made to purchasers resident in all of the Provinces of Canada, other than Quebec. The Common Shares offered under the listed issuer financing exemption under Part 5A of NI 45-106 (the “LIFE Exemption”) and Coordinated Blanket Order 45-935 – Exemption from Certain Conditions of the Listed Issuer Financing Exemption (the “Order”) to investors resident in Canada will not be subject to a hold period pursuant to applicable Canadian securities laws.

The Offering is also being made pursuant to a prospectus supplement to the automatically effective shelf registration statement on Form S-3 (File No. 333-282706) filed with the U.S. Securities and Exchange Commission on October 17, 2024.

Closing Date:	On or about March 9, 2026 or such other date as the Company may determine (the “Closing Date”), and, in any event, on or before a date not later than 45 days after the date of the news release announcing the Offering. The Offering may close in tranches.
Exchanges:	The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “VGZ” and the NYSE American LLC (the “NYSE American”) under the symbol “VGZ”.
Last Closing Prices:	The closing price of the Common Shares on the TSX and the NYSE American, respectively, on February 25, 2026, the last trading day before the date of this Offering Document, was C$3.89 and US$2.83, respectively.

All dollar amounts referenced in this Offering Document, unless otherwise indicated, are expressed in United States dollars and are referred to as “$” or “US$”. Canadian dollars are referred to as “C$”.

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

The Company is conducting a listed issuer financing under the LIFE Exemption and the Order. In connection with the Offering, the Company represents the following is true:

•	The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

•	The Company is relying on the exemptions in the Order and is qualified to distribute securities in reliance on the exemptions included in the Order.

•	The total dollar amount of the Offering, in combination with the dollar amount of all other offerings made under the LIFE Exemption in the 12 months immediately before the date of the news release announcing the Offering, will not exceed the amount that is equal to 20% of the aggregate market value of the Company’s listed securities as calculated in accordance with the Order, to a maximum of CDN$50,000,000.

•	The Company will not close the Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•	The Company will not allocate the available funds from the Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

Cautionary Note Regarding Forward-Looking Information

This Offering Document contains “forward-looking information”. All information, other than information concerning historical fact, that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including, without limitation, the Offering generally; the terms thereof; the use of the available funds; the intended use of the net proceeds from the Offering; the jurisdictions in which the Offering will be conducted; the filing of the offering materials and the satisfaction of the conditions of closing of the Offering, including the receipt, in a timely manner, of required approvals, including the approval of the TSX; the anticipated Closing Date of the Offering; the Company’s operations at the Project (as defined below); price volatility of the Company’s securities; the Company’s ability to carry on exploration and development activities; the costs of exploration and development expenditures; the Company’s ability to continue as a going concern; the future price of precious and base metals; and expectations regarding future financial results, objectives, strategies and goals relating to the Company’s business.

The material factors and assumptions used to develop the forward-looking statements and forward-looking information contained in this Offering Document include the following: the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the Company’s expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mine development or mining activities will remain consistent; the Company’s approved business plans, mineral resources and mineral reserves estimates and results of preliminary economic assessments; preliminary feasibility studies and feasibility studies on the Company’s projects, if any; the Company’s experience with regulators; political and social support of the mining industry in Australia; the Company’s experience and knowledge of the Australian mining industry and the Company’s expectations of economic conditions and the price of gold. When used in this Offering Document or elsewhere, the words “optimistic,” “potential,” “indicate,” “expect,” “intend,” “hopes,” “believe,” “may,” “will,” “if,” “anticipate” and similar expressions are intended to identify forward-looking statements and forward-looking information. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, uncertainty of resource and reserve estimates, uncertainty as to the Company’s future capital costs, operating costs, non-operating costs, and ability to raise capital; risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; potential effects on the Company’s operations of environmental regulations in the countries in which it operates; risks due to legal proceedings; risks relating to political and economic instability in certain countries in which it operates; uncertainty as to the results of bulk metallurgical test work; and uncertainty as to completion of critical milestones for Mt Todd (as defined below); as well as those factors discussed under the headings “Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s latest Annual Report on Form 10-K as filed in February 2025, and other documents filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Except as required by law, the Company assumes no obligation to publicly update any forward- looking statements or forward-looking information whether as a result of new information, future events or otherwise.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this Offering Document is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise the forward-looking information herein and readers should also carefully consider the matters discussed under the Company’s other publicly available filings, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information herein is provided as of the date of this Offering Document.

Summary Description of the Business

What is our business?

The Company and its subsidiaries operate as a development-stage company in the gold mining industry. Vista does not currently generate cash flows from mining operations.

The Company’s flagship asset is the Mt Todd Gold Project (“Mt Todd” or the “Project”), a development-stage gold deposit located in the Tier-1 mining jurisdiction of Northern Territory, Australia (the “NT”). Mt Todd offers a large gold mineral reserve, development optionality, expansion opportunities, exploration upside, advanced local infrastructure, community support, and demonstrated economic feasibility.

On July 29, 2025, the Company announced the results of a new Mt Todd feasibility study focused on developing a 15,000 tonnes per day (“tpd”), or 5.3 million tonnes per annum (“tpa”), operation (the “2025 FS” or the “Study”). The 2025 FS significantly decreased the initial capital, prioritized grade over tonnes, delivered stable gold production over the extended life of the project, and provided a fresh perspective for developing the Project using design and operating practices commonly employed by Australian gold operations.

The 2025 FS marks a significant shift in the strategy for Mt Todd, demonstrating the potential for near-term development of a smaller, lower capital cost project than previously evaluated. The Study incorporates the use of contract mining, third-party power generation, and other design and operating practices to reduce operational risks. The 2025 FS demonstrates the opportunity for Mt Todd to deliver attractive economic returns with stable gold production over a 30-year mine life. The Study does not assume any expansion of the planned mining/processing rate, but the 15,000 tpd design layout provides ample space for future expansion of the processing plant.

The Company was originally incorporated on November 28, 1983 under the name “Granges Exploration Ltd.” It amalgamated with Pecos Resources Ltd. during June 1985 and continued as Granges Exploration Ltd. In June 1989, Granges Exploration Ltd. changed its name to Granges Inc. Granges Inc. amalgamated with Hycroft Resources & Development Corporation during May 1995 and continued as Granges Inc. Effective November 1996, Da Capo Resources Ltd. and Granges Inc. amalgamated under the name “Vista Gold Corp.” and, effective December 1997, the Company continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory). On June 11, 2013, The Company continued from the Yukon Territory, Canada to British Columbia, Canada under the Business Corporations Act (British Columbia).

For further information on the Project, please see the technical report titled “NI 43-101 Technical Report, Mt Todd Gold Project, 15 ktpd Feasibility Study, Northern Territory Australia” with an effective date of July 29, 2025 and a filing date of September 11, 2025.

Recent Developments

The Company has cash of $13.6 million and working capital of $13.1 million as of December 31, 2025. These amounts are an unaudited preliminary amount based on the best information available to us at the time of this prospectus supplement and remains subject to customary audit closing procedures. Actual cash and cash equivalents as reported in the Company’s audited balance sheet following completion of these procedures may be materially different. The Company’s final results remain subject to customary audit procedures and the Company’s other closing procedures or subsequent events. These unaudited preliminary amounts are forward-looking statements. The Company’s audited financial results as of the twelve months ended December 31, 2025 will not be finalized until after the completion of this offering. These unaudited preliminary amounts do not represent a comprehensive statement of the Company’s financial results and should not be viewed as a substitute for the financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). During the course of the preparation of the Company’s unaudited financial statements and the notes thereto by management, additional items that require adjustments to the preliminary amount presented above and the rest of the Company’s financial results may be identified.

The Company has updated its forecast of expenditures from the forecast as set forth in its Quarterly Report on Form 10-Q for the period ended September 30, 2025 as filed with the SEC on November 12, 2025. The Company’s current forecast is approximately $8.7 million in recurring expenditures, including $3.7 million for its Mt Todd site management and environmental stewardship activities. Additionally, expenditures of approximately $1.8 million in non-recurring project program costs are forecasted for the ensuing twelve months following September 30, 2025, including upcoming metallurgical evaluations; pre-detailed engineering work recommended in the 2025 FS and water management infrastructure; permit modifications; and ongoing Mt Todd site maintenance costs.

Other than the foregoing, there are no material recent developments involving or affecting the Company that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

Prospective financial information is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the prospective financial information and expenditures described above will not materialize or will vary significantly from actual results.

Material Facts

There are no material facts about the securities being distributed that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

Business Objectives and Milestones

What are the business objectives that we expect to accomplish using the available funds from the Offering?

The Company’s business objective in pursuing the Offering is to support its operations. The net proceeds of the Offering will be used to advance exploration and development activities at the Company’s Mt Todd gold project, a development-stage gold deposit in Australia’s Northern Territory, working capital and for general corporate purposes. (see below under “How will we use the available funds?”). The Company’s proposed exploration and development activity at the Project is the only significant event which must occur to meet the Company’s business objective.

Use of Available Funds

What will our available funds be upon the closing of the offering?

The expected total available funds to the Company following completion of the Offering are anticipated to be $48,775,000 or $58,132,500 (if the Underwriters’ Option is exercised in full).

		Assuming 100% of Offering	Assuming Full Exercise of the Underwriters’ Option
A	Amount to be raised by the Offering	$39,000,000	$48,850,000
B	Selling commissions and fees (1)	($1,950,000)	($2,442,500)
C	Estimated offering costs (e.g., legal, accounting, audit)	($675,000)	($675,000)
D	Net proceeds of offering: D = A – (B+C)	$36,375,000	$45,732,500
E	Working capital as at most recent month end	$12,400,000	$12,400,000
F	Additional sources of funding	$Nil	$Nil
G	Total available funds: G = D+E+F	$48,775,000	$58,132,500

Notes:

(1)	See “Fees and Commissions” below for additional information in respect of the Offering.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering	Assuming Full Exercise of the Underwriters’ Option
Pre-Development Evaluations at Mt Todd	$6,700,000	$6,700,000
Increase in Organizational Capacity	$3,500,000	$3,500,000
Professional Fees and Project Financing Costs	$4,200,000	$4,200,000
Project Planning and Early Development Works	$3,200,000	$3,200,000
Working Capital(1) & General Corporate Purposes	$31,175,000	$40,532,500
Total:	$48,775,000	$58,132,500

Notes:

(1)	The Company defines working capital as current assets, net of current liabilities.

The above-noted allocation of capital and anticipated timing represents the Company’s current intentions based upon its present plans and business conditions, which could change in the future as its plans and business conditions evolve. Although the Company intends to spend the proceeds from the Offering as set forth above, there may be circumstances, where for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See the “Cautionary Note Regarding Forward-Looking Information” section above.

How have we used the other funds we have raised in the past 12 months?

Previous Financing	Intended Use of Funds	Use of Funds to Date
Feb 25, 2025 to Feb 25, 2026: Gross proceeds of $4,337,391 and net proceeds of $4,231,238 raised pursuant to the Company’s at-the-market offering program.	Exploration and development activities at Mt Todd, working capital and general corporate purposes.	Exploration and development activities at Mt Todd, working capital and general corporate purposes.

Fees and Commissions

Who are the dealers or finders that we have engaged in connection with this offering, if any, and what are their fees?

Dealers:	CIBC World Markets Inc., as sole bookrunner, and BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC, Raymond James Ltd. and Tamesis Partners LLP
Cash Commission:	Cash fee equal to $1,950,000 (or $2,442,500 if the Underwriters’ Option is exercised in full), such amount equal to 5% of the gross proceeds of the Offering.
Fees and Expenses	Whether or not the Offering is completed, the Company will pay all expenses and fees in connection with the Offering, including the reasonable fees and disbursements of legal counsel to the Underwriters.

Does the Dealer have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Underwriters, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

Purchaser’s Rights

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this Offering Document, you have a right:

(a)	to rescind your purchase of these securities with the Company, or

(b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

Additional Information

Where can you find more information about us?

You can access the Company’s continuous disclosure on SEDAR+ at www.sedarplus.ca under the Company’s profile. For further information regarding the Company, visit our website at: https://www.vistagold.com.

In connection with the purchase of the Common Shares under the Offering, investors will be required to enter into a purchase agreement that will include terms and conditions that are typical for private placements of Common Shares by reporting issuers similar to the Company.

Investors should read this Offering Document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in Common Shares.

Date and Certificate

This Offering Document, together with any document filed under Canadian securities legislation on or after February 26, 2026, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

DATED as of February 26, 2026

VISTA GOLD CORP.

Per:	(signed) Frederick H. Ernest
Frederick H. Ernest
Chief Executive Officer

Per:	(signed) Douglas L. Tobler
Douglas L. Tobler
Chief Financial Officer